UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2021

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

Level 61, MLC Centre, 25 Martin Place, Sydney, NSW 2000, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 22, 2021, the board of directors of Naked Brand Group Limited (the “Company”), upon the recommendation of the compensation committee, granted to Justin Davis-Rice, the Company’s Executive Chairman and Chief Executive Officer, an incentive award, as follows: on the first, second and third anniversary of the grant of the award, Mr. Davis-Rice will be granted ordinary shares of the Company with a market value equal to 1.5% of the increase in the Company’s total market capitalization since the grant of the award. The market value of the ordinary shares to be issued and the total market capitalization will be determined based on the daily VWAP for the Company’s ordinary shares for the five trading days immediately prior to the applicable anniversary.

The payment of the incentive award will be accelerated in the event of a change in control of the Company, and the ordinary shares issued in the change in control generally will be included in determining the total market capitalization. A change in control includes any person obtaining voting power in excess of 50.1% of the Company’s ordinary shares, any person being able to appoint or remove a majority of the Company’s board of directors, and/or the Company issuing ordinary shares or securities convertible into ordinary shares that together exceed the number of shares outstanding at the date of announcement of the change in control transaction.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 and F-1 (File Nos. 333-226192, 333-230757, 333-232229, 333-235801, 333-243751, 333-249490, 333-249547, 333-254245 and 333-256258) and the prospectuses included therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 29, 2021

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman and Chief Executive Officer